SECI 10027996 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two PNC Plaza, 620 Liberty Ave.
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St. Suite 52 (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments LLC, as of and for the year ended 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Chief Financial Officer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC

And Subsidiary

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Consolidated Statement of Financial Condition as of December 31, 2009, and Independent Auditors' Report

PNC INVESTMENTS LLC AND SUBSIDIARY

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000
Facsimile (412) 355 8089

Report of Independent Auditors

To the Member and Board of Managers of
PNC Investments LLC and subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC and subsidiary (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial conditions provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2010

PNC INVESTMENTS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands)

ASSETS

Cash and cash equivalents	$ 167,996
Receivables from brokers, dealers and others	15,501
Mutual fund fees receivable	5,650
Premises and equipment at cost (net of accumulated depreciation of $12,708)	1,699
Deferred tax asset	8,837
Income tax receivable	8,652
Prepaid expense and other assets	2,646
TOTAL ASSETS	$ 210,981

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued employee salaries and benefits	$ 29,127
Accrued tax liability	616
Deferred revenue	5,159
Payable to affiliates	4,506
Other liabilities	4,951
Total liabilities	44,359
MEMBER'S EQUITY:	166,622
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 210,981

See notes to consolidated financial statements.

1. ORGANIZATION

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment firm, which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, annuities and investment advisory services. The statements reflect the consolidated position of the Company, which includes PNC Insurance Services LLC, which is a wholly owned subsidiary of the Company.

2. ACQUISITION

Effective December 31, 2008, PNC acquired National City Corporation ("NCC") under an Agreement and Plan of Merger dated October 24, 2008. As a result of this merger, certain assets and liabilities of NatCity Investments Inc. ("NCI"), a subsidiary of NCC, were merged into the Company. This transaction was recorded by the Company under the provisions of ASC 805, "Business Combinations", regarding transfers of assets between entities under common control. Approximately $90.9 million of assets and $31.1 million of liabilities were added to our Statement of Financial Condition from the transfer which has been reflected in the beginning balance of member's equity on the Statements of Changes in Member's Equity.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Depreciation and Amortization—Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1 – 5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Revenue Recognition—Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a trade date basis. Mutual fund fees include revenues from fees for promoting and distributing mutual funds ("12b-1 fees") and are accrued for quarterly with cash being received in the subsequent quarter. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales, and are affected by changes in the overall level and mix of assets under management. Customers' annuity transactions are reported on a settlement date basis including the related commission revenues. The difference between settlement date commission revenue and trade commission revenue is not material. Asset management fees are deferred and recorded to revenue in the period earned.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternate method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2009, the Company had net capital of approximately $133.6 million, which was approximately $133.4 million in excess of its required net capital.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company may receive customer checks made payable to itself and will promptly forward all customer funds and securities to its clearing agent by noon of the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such

operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

5. INCOME TAXES

Significant components of the Company's net deferred tax asset are as follows (in thousands):

	Federal	State	Total
Employee benefits	$ 3,393	$ 162	$ 3,555
Deferred compensation	4,484	--	4,484
Depreciation	257	--	257
General accrual reserves	261	--	261
State income taxes *	297	--	297
Capitalized software	(20)	--	(20)
Other tax assets	3	--	3
Net deferred tax asset	$ 8,675	$ 162	$ 8,837

* primarily federal tax benefit of state unrecognized tax benefit

At December 31, 2009, the Company had $210,000 of unrecognized tax benefits relating to permanent differences.

Changes in Unrecognized Tax benefits (in thousands):

Balance of Gross Unrecognized Tax Benefits at January 1, 2009	$2,984
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during a prior period	--
Gross amount of decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the current period	--
Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	--
Reductions to unrecognized tax benefits as a result of a lapse of the Applicable statute of limitations	(2,774)
Balance of Gross Unrecognized Tax Benefits at December 31, 2009	$ 210

Any change in the amount of unrecognized tax benefits related to permanent differences (the entire balance above) would result in an adjustment to income tax expense and therefore the Company's effective tax rate. The unrecognized tax benefit above that would affect the effective tax rate is approximately $136,500. This is less than the total amount of unrecognized tax benefit because it relates to state tax matters.

It is difficult to project the positions for which unrecognized tax benefits will change over the next twelve months, but it is reasonably possible that they could change significantly due to events such as completion of taxing authority audits.

The PNC consolidated federal income tax returns through 2003 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The Company's policy is to classify interest and penalties associated with income taxes as income taxes. For 2009, the Company had gross reductions of interest and penalties of approximately $1.2 million. The total accrued interest and penalties at December 31, 2009 was $101,000. The interest expense is a component of income tax expense on the consolidated statement of income. The accrued interest is a component of accrued tax liability on the consolidated statement of financial condition.

6. RELATED-PARTY TRANSACTIONS

Cash and cash equivalents as of December 31, 2009 include cash on deposit with an affiliate of approximately $8.0 million and $160.0 million invested in a money market mutual fund with an affiliate.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets LLC ("PNCCM"), a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

The Company also utilizes the Retail Trading Desk services of PNCCM to provide a list of securities that PNCCM has available that may be of interest to the customers of the Company.

The Company utilizes Parent employees to generate annuity sales and reimburses the Parent for expenses associated with this activity on a monthly basis. At December 31, 2009, the Company had a payable due to the Parent of approximately $33,300, which is reflected in other liabilities on the consolidated statement of financial condition.

7. EMPLOYEE BENEFIT PLANS

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age, and length of service. Separate financial data for the Company is not available with respect to such plan. The minimum pension liability included in Member's capital is calculated on an annual basis. If the accumulated benefit obligation ("ABO") exceeds the fair value of the pension assets, the employer must recognize a liability that is at least equal to the unfunded ABO. The Company recorded a minimum pension liability adjustment within Member's capital of $352,500 in 2009.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of ASC 718 Compensation - Stock Compensation.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2009, allocated Postretirement Benefits, included in accrued employee salaries and benefits in the consolidated statement of financial condition, totaled approximately $1.1 million. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including, but not limited to, payroll taxes, health care, life insurance, and tuition reimbursement for Company employees. FAIR VALUE

All financial instrument assets and liabilities are carried at fair value or at amounts, which approximate fair value.

9. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company estimates the claim amounts and carries a litigation reserve on the consolidated statement of financial condition. As of December 31, 2009, the reserve balance was approximately $1.1 million, which is included in other liabilities on the consolidated statement of financial condition. Management believes the litigation reserve amounts established are adequate to settle such matters and does not anticipate a material adverse effect on the Company's consolidated statement of financial condition or results of operations as a result of such matters.

10. COMMITMENTS

The Company utilizes the correspondent services of J.J.B. Hilliard, W.L. Lyons Inc., First Clearing Corporation and Pershing LLC ("Clearing Agents"). The services include, but are not limited to; trade execution, generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and carrying customer account balances and positions on the Clearing Agents' books, records and balance sheet. The Company utilizes the correspondent services of the Clearing Agents to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the Clearing Agents for any loss, liability, cost, or expense incurred by the Clearing Agents as a result of the failure of any customer of the Company introduced to the Clearing Agents to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. The Company had no reserve recorded for this as of December 31, 2009. As of December 31, 2009, the Company had recorded a revenue receivable from the Clearing Agents of approximately $13.3 million which is included in receivables from brokers and dealers on the consolidated statement of financial condition.

The Company leases certain facilities and various types of equipment under noncancelable leases. The related rent expense totaled approximately $978,400 for the year ended December 31, 2009.

At December 31, 2009, future minimum rentals under these lease agreements are as follows (in thousands), :

Years Ending December 31	Minimum Rental
2010	$964
2011	509
2012	214
2013	218
2014	176
Total	$ 2,081

11. RECENT ACCOUNTING PRONOUNCEMENTS

- In December 2008, the FASB issued new guidance impacting an employer's disclosures about the plan assets of a defined benefit pension or other postretirement plan. See Note 7 Employee Benefit Plans for additional information.

- In April 2009, the FASB issued new guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also provides guidance on identifying circumstances that indicate a transaction is not orderly. This had no impact on the Company.

- On June 30, 2009, we adopted new guidance which amends existing disclosure requirements about fair value of financial instruments for both annual and interim reporting periods.

- On June 30, 2009, we adopted new guidance related to the accounting for and disclosure of events that occur after the balance sheet date but before February 27, 2010.

- In August 2009, the FASB issued ASU 2009-05 – Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. This update provides further guidance for measuring liabilities at fair value when a quoted priced for the liability is not available. This had no impact on the Company.

******